FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: February 12, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
Notice Relating to Reorganization of Liquid Crystal Display Business of Kyocera Group

February 12, 2013

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Notice Relating to Reorganization of Liquid Crystal Display Business of Kyocera Group

This is to advise you that Kyocera Corporation (the “Company”) has resolved at a meeting of its Board of Directors held on February 12, 2013 to split off its liquid crystal display (LCD) related business and transfer this business to Kyocera Display Corporation (“KYD”), a consolidated subsidiary and a specialized manufacturer of LCDs and related products mainly for industrial machinery applications, effective as of April 1, 2013, as described below. The relevant corporate split will take the form of a “dividing and succeeding corporate split,” using a procedure under which a prescribed portion of the business of the Company will be succeeded to a wholly-owned subsidiary of the Company, and therefore, certain matters required in cases of corporate splits not using such procedure are omitted in this document.

1.	Objective of Corporate Split

In February 2012, the Company acquired 100% of the shares of Optrex Corporation (currently KYD), a specialized manufacturer of LCDs and related products, and made it a consolidated subsidiary.

KYD operates LCD related business through its high technological capabilities and strong customer bases for, among others, automotive applications. On the other hand, the Company operates an LCD related business mainly for the industrial machinery market.

This reorganization is intended to concentrate the Kyocera Group’s resources for the LCD related business within KYD, in order to promote integrated development, manufacturing and sales functions, and thereby strengthen development capabilities and improve productivity, as well as to further enhance related management fundamentals.

In addition, in order to promote efficiency and a sense of unity, effective as of April 1, 2013, KYD’s wholly-owned subsidiary, Kyocera Display Hiroshima Corporation will be merged into KYD, and KYD’s head office will be moved from Arakawa-ku, Tokyo to Yasu City, Shiga Prefecture, where the Shiga Yasu factory of the Company is located.

2.	Outline of Corporate Split

(1)	Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	February 12, 2013

Execution of agreement for corporate split:	February 12, 2013

KYD’s General Shareholders Meeting to approve agreement for corporate split:

(* The Company will undertake the corporate split without approval from the General Shareholders Meeting, in accordance with Article 784-3 (Simplified procedure for Corporate Split) of the Corporation Act.)

February 12, 2013

Effective date of corporate split:	April 1, 2013 (scheduled)

Registration of corporate split in the Commercial Register:	April 1, 2013 (scheduled)

(2)	Method of Corporate Split

(i)	Method of Corporate Split

This will be a “dividing and succeeding corporate split,” in which the Company will be the divided company and KYD, a wholly-owned subsidiary of the Company, will be the succeeding company.

(ii)	Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split,” in which shares issued by KYD will be allocated to the Company, is the most suitable option for consolidation of the Company’s LCD related business within KYD, a wholly-owned subsidiary of the Company.

(3)	Allocation of Shares

(i)	Allocation Ratio of Shares

One share to be issued by KYD in the corporate split shall be allocated to the Company.

(ii)	Basis of Calculation of Allocation Ratio

As the corporate split will be made between the Company and the Company’s wholly-owned subsidiary, the Company and KYD have agreed that one share of KYD shall be issued and allocated to the Company.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Associated with the Corporate Split

Not applicable.

(5)	Change of Capital Amount

There will be no change in the Company’s capital amount in connection with the corporate split.

(6)	Rights and Obligations to be Succeeded by the Succeeding Company (KYD)

As of the effective date of the corporate split, KYD will succeed assets, liabilities, rights and obligations belonging to the Company’s LCD related business under agreements and contracts to which the Company is a party.

(7)	Expectations with Respect to Performance of Debts

(i)	Divided Company (the Company)

Taking into consideration the amount of assets and liabilities and the net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance of its debts by the Company.

(ii)	Succeeding Company (KYD)

Taking into consideration the amount of assets and liabilities and the net asset value of KYD and the amount of assets and liabilities and the net asset value, etc. to which KYD will succeed, it is judged that there will be no problem with respect to the certainty of performance of its debts by KYD.

3.	Content of Business to be Divided

(1)	Content of the Company’s LCD Related Business

Manufacturing, research and development and sales divisions of LCD related products and touch panels.

(2)	Performance of the LCD related business of the Company for the fiscal year ended March 31, 2012:

Net sales of the Company derived from its LCD related business for the fiscal year ended March 31, 2012 were 24,115 million yen, representing 4.2% of the total net sales of the Company in the amount of 570,310 million yen for the same period.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of September 30, 2012):

(Millions of Yen)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	10,808	Current Liabilities	3,383
Fixed Assets	1,185	Fixed Liabilities	19

Total	11,993	Total	3,403

*	As of September 30, 2012, the amount of assets to be succeeded (11,993 million yen) represented 0.8% of total assets of the Company (1,514,890 million yen) as of the same date.

4.	Outlines of Parties to the Corporate Split (as of December 31, 2012)

(1)	Name	Kyocera Corporation	Kyocera Display Corporation

(2)	Location of Headquarters	Fushimi-ku, Kyoto	Arakawa-ku, Tokyo

(3)	Representatives	Tetsuo Kuba President and Director	Akihiko Ikeda President and Director

(4)	Principal Businesses	Fine Ceramic Parts Group Semiconductor Parts Group Applied Ceramic Products Group Electronic Device Group Telecommunications Equipment Group	LCDs Touch Panels

(5)	Capital Amount	115,703 million yen	4,075 million yen

(6)	Date of Incorporation	April 1959	July 1976

(7)	Number of Shares Issued and Outstanding (As of September 30, 2012)	191,309,290 shares (of which 7,867,238 shares are treasury stock)	12,240,000,000 shares (there is no treasury stock)

(8)	Fiscal Year End	March 31	March 31 (Note: Changed from December 31 to March 31 by a resolution of the General Shareholders Meeting as of January 16, 2013)

(9)	Number of Employees	(Non-Consolidated) 14,767	(Non-Consolidated) 232

(10)	Principal Shareholders and Their Shareholding Ratios

•   The Master Trust Bank of Japan, Ltd.
(Trust Account): 7.87%

•   Japan Trustee Services Bank, Ltd.
(Trust Account): 7.54%

•   The Bank of Kyoto, Ltd.: 3.93%

•   Kazuo Inamori: 3.06%

•   State Street Bank and Trust Company: 2.89%

(Shareholding ratios are calculated after

deduction of the treasury shares as of

September 30, 2012)

• Kyocera Corporation 100%

(11) Performance in Three Most Recent Fiscal Years (Millions of Yen)
Fiscal Year	Kyocera Corporation Ended March 31,			Kyocera Display Corporation (Former Optrex Corporation) Ended December 31,
	2010	2011	2012	2009*	2010*	2011*
Total Equity	1,407,262	1,483,359	1,534,241	8,366	4,538	3,027
Total Assets	1,848,717	1,946,566	1,994,103	34,712	39,700	41,708
Total Equity per share (yen)	7,668.13	8,083.13	8,363.54	0.72	0.39	0.25
Net Sales	1,073,805	1,266,924	1,190,870	46,314	69,022	90,762
Profit from Operations	63,860	155,924	97,675	Δ1,022	13	2,490
Income before Income Taxes	60,798	172,332	114,893	Δ1,654	Δ2,958	Δ1,104
Net Income	40,095	122,448	79,357	Δ1,472	Δ3,085	Δ1,641
Net Income per Share (yen)	218.47	667.23	432.58	Δ0.13	Δ0.27	Δ0.13
Dividend per Share (yen)	120.00	130.00	120.00	—	—	—

*	Performance in fiscal year 2009, 2010 and 2011 produced by former Optrex Corporation.

5.	Status of the Company after Corporate Split

(1)	There will be no change in the corporate name, content of businesses, location of headquarters, names of representatives, amount of capital or fiscal year end, in connection with the corporate split.

(2)	Impact on the Company’s Balance Sheet

KYD will succeed to all assets and liabilities of the Company’s LCD related business at their book value and the excess of the amount of assets from the amount of liabilities of the prescribed business of the Company to which KYD will succeed will be recognized as the Company’s investment in a subsidiary. Accordingly, there will be no change in the Company’s net asset value and there will be a decrease in the amount of the Company’s assets in an amount equivalent to the amount of liabilities to be assumed by KYD.

(3)	Impact on Company’s Performance

It is a corporate split to which the Company and its wholly-owned subsidiary are parties. In addition, the effective date of the corporate split will be April 1, 2013, and accordingly, there will be no impact from the corporate split on the forecasted performance of the Company for the fiscal year ending March 31, 2013.